FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Section 198 - Companies Act 1985

The Company was notified today by the Hong Kong Monetary Authority (for and on behalf of the Financial Secretary of Hong Kong as Controller of the Exchange Fund of the Hong Kong Special Administrative Region) that, as at 20 January 2003, the Hong Kong Special Administrative Region Government ("HKSAR Government") had an interest (for the account of the Exchange Fund) in 200,002,768 ordinary shares of US$0.50 each in HSBC Holdings plc, representing 2.11% of the ordinary shares in issue. The registered holder of the shares were HKSCC Nominees Limited (199,658,468 ordinary shares) and State Street Nominees Limited (344,300 ordinary shares).

In addition, the HKSAR Government holds (for the account of the Exchange Fund) units in the Tracker Fund of Hong Kong ("TraHK") acquired for the purpose of meeting its obligations to distribute loyalty bonus units to eligible investors under the terms of the Loyalty Bonus Scheme outlined in the prospectus for TraHK. As a holder of units in TraHK, the HKSAR Government has an undivided interest in all of the shares of HSBC Holdings plc held in TraHK’s portfolio. As at close of business (Hong Kong time) on 20 January 2003, to the best of the HKSAR Government’s knowledge, information and belief, TraHK’s portfolio held 83,296,298 ordinary shares in HSBC Holdings plc, representing 0.88% of the ordinary shares in issue. The HKSAR Government has no ability to exercise any voting rights in respect of the HSBC Holdings plc shares held in TraHK’s portfolio. The HKSAR Government believe that the registered holder of the HSBC Holdings plc shares held by TraHK is HKSCC Nominees Limited.

A copy of the letter sent to HSBC Holdings plc is below.

As a consequence, the HKSAR Government no longer has a notifiable interest in the share capital of HSBC Holdings plc.

Letter to: HSBC Holdings plc

Notification of Shareholding Interest

The Hong Kong Monetary Authority (for and on behalf of the Financial Secretary of Hong Kong as Controller of the Exchange Fund of the Hong Kong Special Administrative Region) hereby notifies you that, as at 20 January 2003, the Hong Kong Special Administrative Region Government (the principal address of which is Central Government Offices, Lower Albert Road, Central, Hong Kong) had an interest (for the account of the Exchange Fund) in 200,002,768 shares of US$0.50 each in the ordinary share capital of your Company. The registered holders of the above shares are HKSCC Nominees Limited, holding 199,658,468 shares and State Street Nominees Limited, holding 344,300 shares.

As the beneficial owner of the shares referred to above the Hong Kong Special Administrative Region Government has the right to call for delivery of any or all of these shares from the registered holders.

In addition, the Hong Kong Special Administrative Region Government holds (for the account of the Exchange Fund) units in the Tracker Fund of Hong Kong ("TraHK") acquired for the purpose of meeting its obligations to distribute loyalty bonus units to eligible investors under the terms of the Loyalty Bonus Scheme outlined in the prospectus for TraHK. As a holder of units in TraHK, the Hong Kong Special Administrative Region Government has an undivided interest in all of the shares of HSBC Holdings plc held in TraHK’s portfolio. As at close of business (Hong Kong time) on 20 January 2003, to the best of our knowledge, information and belief, TraHK’s portfolio held 83,296,298 ordinary shares in HSBC Holdings plc. The Hong Kong Special Administrative Region Government has no ability to exercise any voting rights in respect of the HSBC Holdings plc shares held in TraHK’s portfolio. We believe that the registered holder of the HSBC Holding plc shares held by TraHK is HKSCC Nominee Limited.

Letter from: The Hong Kong Monetary Authority

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                           By:

                                                                                                           Name: P A Stafford

                                                                                                           Title: Assistant Group Secretary

                                                                                                           Date: January 22, 2003